POINTS INTERNATIONAL EXPECTS 2008 REVENUES TO MORE THAN DOUBLE TO $65 - $75 MILLION; BETA VERSION OF GLOBAL POINTS EXCHANGE TO LAUNCH EARLY NEXT WEEK

Initial 2008 Financial Guidance:

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Record revenue in the range of $65 - $75 million

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Positive EBITDA and significant EBITDA growth over 2007

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Transaction volume to grow to more than 15 billion miles/points

2008 Business Objectives:

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Continued growth in new partnerships and shift to principal-based deals

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Expansion of Book With Points, AirIncentives and GPX programs

TORONTO – December 12, 2007 Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world's leading loyalty reward solutions provider and owner of the Points.com portal, today provided initial guidance for 2008 and announced the upcoming launch of the beta version of its Global Points Exchange (GPX). Points expects that 2008 revenue will more than double over 2007 to the range of $65-$75 million, and that it sees significant expansion of positive EBITDA above 2007 levels.

"2007 has been a breakout year for Points as we experienced record transaction volume across our platform, transacting more than 10 billion miles and points. We also shifted a number of key partnerships to a principal-based model that offers substantial benefits to our partners and enables us to be more actively involved in the success of our products. We are forecasting dynamic growth for 2008 as we focus on adding new partners, selling additional products into our current base and expanding our Book With Points and AirIncentives programs," said Rob MacLean, CEO of Points.

"Many of the world’s largest travel companies and marketers are benefiting from Points’ industry expertise to create unique programs to drive revenue and provide monetization options for their best customers. We expect that our transaction and audience growth in 2008 will enable us to continue to drive innovation and create new products for the loyalty industry globally," added Mr. MacLean.

Points also announced that the public beta launch of its Global Points Exchange (GPX), the world’s first peer-to-peer mileage and points marketplace will begin early next week. In this initial phase of the product, users visiting www.points.com can actively transfer their frequent flyer miles between five different programs, including American Airlines AAdvantage, Alaska Airlines Mileage Plan, Aeroplan, Frontier Early Returns and IcelandAir Saga Club Rewards points. The exchange is designed to create more customer engagement in these leading frequent flyer programs and to be a very user-driven experience. For the first time ever, user-driven trading between loyalty programs is allowed, with trade rates being set by users.

"Last year, the Economist estimated that the total retail value of all the miles in frequent travel program accounts worldwide was more than $700 billion, making airline miles and hotel points the world’s most valuable currency," said Christopher Barnard, president of Points. "We are delighted to partner with our launch partners to offer a completely new way for frequent flier customers to manage this valuable asset much like they are able to manage their other financial assets. GPX offers a unique, community-based approach to facilitating this secondary market that also represents significant economic potential for our participating partners. This is only the beginning for GPX, as we have a detailed rollout plan for throughout 2008 that will encompass the inclusion of new partners, new features, and a strategic marketing program."

"Throughout 2007 Points has done a superb job of executing and refocusing the business solutions side of its operations around the principal model, resulting in 2007 growth of more than 100% over our original guidance. We expect that transaction volume will increase more than 40% in 2008 to more than 15 billion miles/points and drive significant financial growth. The company boasts a unique combination of proprietary technology and an ability to productize solutions that deepen its partner relationships. Its financial results and outlook are predicated on many years of hard work that is a direct reflection of the quality and energy of Rob, Christopher and the Points leadership team. We believe that we are experiencing only the beginning of long-term growth for Points," said Steve Bannon, Chairman of the Board.

Conference Call Information

Points’ management will host a conference call for analysts and investors at 8:00 a.m. Eastern Time on Wednesday, December 12, 2007 to discuss the information in this press release. To participate in the conference call, analysts and investors from the US and Canada should dial (800) 219-6110 ten minutes prior to the scheduled start time. International callers should dial (303) 262-2130. Points International will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at https://www.points.com/static/corporate/investor_overview.html.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Safe Harbor Statement

This press release contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our guidance for 2007 with respect to revenue, EBITDA, and our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in Points’ Annual Information Form filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law. All dollar amounts are in Canadian dollars unless otherwise specified.

For more information contact:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382 anthony.lam@points.com; Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722 alex@blueshirtgroup.com, brinlea@blueshirtgroup.com